UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aastrom Biosciences, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock

(Title of Class of Securities)

(CUSIP Numbers of Class of Securities)

Tim M. Mayleben

Chief Executive Officer

24 Frank Lloyd Wright Drive, P.O. Box

376, Ann Arbor, Michigan

(800) 556-0311

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Mitchell S. Bloom

Danielle M. Lauzon

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Telephone: (617) 570-1000

Facsimile: (617) 523-1231

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,543,334.06	$291.47

*                 The transaction valuation is estimated solely for the purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (“Rule 0-11”).  The transaction valuation estimate assumes the exchange of all of the warrants of Aastrom Biosciences, Inc. issued in connection with its December 2010 public offering, and is based on the book value of the warrants as of June 27, 2012.

**          The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the estimated Transaction Valuation by one-fiftieth of one percent of the estimated value of the transaction.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $291.47

Filing Party: Aastrom Biosciences, Inc.

Form or Registration No.: Schedule TO

Date Filed: June 28, 2012

☐            Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 28, 2012, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 13, 2012 (as amended and supplemented to date, the “Schedule TO”) by Aastrom Biosciences, Inc., a Michigan corporation (“Aastrom” or the “Company”), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended, in connection with an offer to exchange (the “Exchange Offer”) any warrant (the “Warrants”) to purchase shares of common stock, no par value per share, of the Company issued in connection with the Company’s December 2010 public offering, that was tendered and accepted, for shares of the Company’s common stock.  Aastrom sought to exchange any and all outstanding Warrants in the Exchange Offer.

The Exchange Offer was made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated June 28, 2012, as amended on July 13, 2012 (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1), (a)(2), (a)(3), (a)(4), (a)(5) and (d)(1) to the Schedule TO (which the Exchange Offer and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13(c)-4 under the Securities Exchange Act of 1934, as amended.  Information set forth in the Offer Materials is expressly incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13(e)-4(c)(4) under the Exchange Act.  Except as specifically amended by this Amendment No. 2, the Schedule TO remains in full force and effect.

Item 4.   Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Offer Materials, is hereby amended and supplemented by adding the following thereto:

“The Exchange Offer expired at 5:00 p.m. Eastern Time on July 27, 2012. Based on the final count, 2,025,234 Warrants, or approximately 87% of the 2,333,334 outstanding Warrants, were properly tendered and not withdrawn in the Exchange Offer.  Under the terms of the Exchange Offer, Aastrom accepted all tendered Warrants, and will issue an aggregate of approximately 1,012,615 shares of our common stock in exchange and $4.00 in cash for fractional shares.

On July 30, 2012, we issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(6) hereto and is incorporated herein by reference.”

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto as Exhibit (a)(6):

“Press Release by Aastrom Biosciences, Inc. announcing the final results of the Exchange Offer dated July 30, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on July 30, 2012).”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Aastrom Biosciences, Inc.

Date: July 30, 2012	By:	/s/ Tim M. Mayleben

Name: Tim M. Mayleben
Title: Chief Executive Officer and President

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INDEX TO EXHIBITS

(a)	(1)*	Exchange Offer, dated June 28, 2012.

(a)	(2)*	Form of Letter of Transmittal and Instructions.

(a)	(3)*	Form of Notice of Withdrawal.

(a)	(4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)	(5)*	Press Release, dated June 27, 2012.

(a)	(6)**	Press Release, dated July 30, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on July 30, 2012).

(d)	(1)*	Form of Warrant Exchange Agreement, dated June 27, 2012, filed as Exhibit 10.1 to the Company’s Report on Form 8-K, filed on June 27, 2012, incorporated herein by reference.

* Previously filed.

** Filed herewith.

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